Registration Categories

Categories

SWAP DEALER REGISTERED

NFA MEMBER APPROVED

Business Information

Name	MUFG SECURITIES EMEA PLC
Form of Organization	OTHER
Country	UNITED KINGDOM
Federal EIN	Not provided

Business Address

Street Address 1	ROPEMAKER PLACE
Street Address 2	25 ROPEMAKER STREET
City	LONDON
Zip/Postal Code	EC2Y 9AJ
Country	UNITED KINGDOM
Phone Number	+44(0)20-7628-5555
Fax Number	Not provided
Email	DOUGLAS.TUCKER@MUFGSECURITIES.COM
Website/URL	Not provided
CRD/IARD ID	Not provided

Other Names

MITSUBISHI UFJ SECURITIES INTERNATIONAL PLC

ALIAS

Location of Business Records

Street Address 1	ROPEMAKER PLACE
Street Address 2	25 ROPEMAKER STREET
City	LONDON
Zip/Postal Code	EC2Y 9AJ
Country	UNITED KINGDOM

U.S. Address for Production of Business Records

Office of NFA located in New York, NY

Principal Information

Individual Information

NFA ID	0552279
Name	CHAUDHRY, AMER
TItle(s)	HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-21-2022

NFA ID	0560389
Name	CRAWFORD INGLE, ANGELA DOREEN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-23-2024

NFA ID	0544460
Name	DEVILLON COHEN, BEATRICE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-27-2021

NFA ID	0572039
Name	KAMIOKA, TOMOYUKI
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-21-2025

NFA ID	0570272
Name	KOMORIYA, MASATOSHI
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-01-2025

NFA ID	0486727
Name	MARKS, CHRISTOPHER ALAN

TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-04-2025

NFA ID	0564802
Name	MR YAMAMURA, HIDEFUMI
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	10-30-2024

NFA ID	0570866
Name	NANJO, NOBUHO
TItle(s)	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	10-06-2025

NFA ID	0576296
Name	OSWALD, JENNIFER MARGARET ANNE
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	03-05-2026

NFA ID	0569414
Name	PIERRE, ALEXANDRE BRUNO MAURICE CONSTANTIN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	03-07-2025

NFA ID	0574492
Name	ROBERTS, PHILIP STEPHEN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-04-2025

NFA ID	0574999

Name	SMITHYES, RICHARD
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-12-2025

NFA ID	0526197
Name	TAYLOR, EILEEN JOAN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-18-2019

NFA ID	0468780
Name	TUCKER, DOUGLAS GORDON
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	10-29-2013

NFA ID	0543036
Name	WICKES, NICOLA LOUISE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-01-2021

Holding Company Information

NFA ID	0453794
Full Name	MUFG BANK LTD
10% or More Interest	Yes
Status	APPROVED
Effective Date	10-22-2025

Non-U.S. Regulator Information

List of Non-U.S. Regulator(s) During The Past Five Years

Country	Regulator Name
THAILAND	SECURITIES AND EXCHANGE COMMISSION
SINGAPORE	MONETARY AUTHORITY OF SINGAPORE
UNITED ARAB EMIRATES	DUBAI FINANCIAL SERVICES AUTHORITY
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY (FCA)
UNITED KINGDOM	PRUDENTIAL REGULATION AUTHORITY (PRA)
CANADA	ONTARIO SECURITIES COMMISSION
CANADA	ALBERTA SECURITIES COMMISSION
CANADA	BRITISH COLUMBIA SECURITIES COMMISSION
CANADA	MANITOBA SECURITIES COMMISSION
CANADA	AUTORITÉ DES MARCHÉS FINANCIERS (AMF QUEBEC)
INDIA	SECURITIES AND EXCHANGE BOARD OF INDIA
AUSTRALIA	AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION (ASIC)
SOUTH AFRICA	FINANCIAL SECTOR CONDUCT AUTHORITY

Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No

Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

No

Registration Contact Information

First Name	KIM
Last Name	HATCHER
Title	MANAGING DIRECTOR COMPLIANCE
Street Address 1	ROPEMAKER PLACE
Street Address 2	25 ROPEMAKER STREET
City	LONDON
Zip/Postal Code	EC2Y 9AN
Country	UNITED KINGDOM
Phone	+44 7785 284549
Email	KIM.HATCHER@UK.MUFG.JP

Enforcement/Compliance Communication Contact Information

First Name	KIM
Last Name	HATCHER
Title	MANAGING DIRECTOR COMPLIANCE
Street Address 1	ROPEMAKER PLACE
Street Address 2	25 ROPEMAKER STREET
City	LONDON
Zip/Postal Code	EC2Y 9AN
Country	UNITED KINGDOM
Phone	+44 7785 284549
Email	KIM.HATCHER@UK.MUFG.JP

First Name	DOUGLAS
Last Name	TUCKER
Title	CCO
Street Address 1	ROPEMAKER PLACE
Street Address 2	25 ROPEMAKER STREET
City	LONDON
Zip/Postal Code	EC2Y 9AN
Country	UNITED KINGDOM
Phone	+44 20 7577 4227
Email	DOUGLAS.TUCKER@MUFGSECURITIES.COM

Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE SECURITIES AND EXCHANGE COMMISSION

Membership Contact Information

Membership Contact

First Name	DOUGLAS
Last Name	TUCKER
Title	CCO
Street Address 1	ROPEMAKER PLACE
Street Address 2	25 ROPEMAKER STREET
City	LONDON
Zip/Postal Code	EC2Y 9AJ
Country	UNITED KINGDOM
Phone	+44(0)207 577 4227
Email	DOUGLAS.TUCKER@MUFGSECURITIES.COM

Accounting Contact

First Name	PETER
Last Name	FLANNERY
Title	HEAD OF ACCOUNTS PAYABLE
Street Address 1	ROPEMAKER PLACE
Street Address 2	25 ROPEMAKER STREET
City	LONDON
Zip/Postal Code	EC2Y 9AJ
Country	UNITED KINGDOM
Phone	+44(0)207 577 4037
Email	ACCOUNTSPAYABLE.INVOICES@UK.MUFG.JP

Arbitration Contact
First Name   JAMES
Last Name   MORGAN
Title   CO GENERAL COUNSEL
Street Address 1   ROPEMAKER PLACE
Street Address 2   25 ROPEMAKER STREET
City   LONDON
Zip/Postal Code   EC2Y 9AJ
Country   UNITED KINGDOM
Phone   +44(0)207 577 4210
Email   JAMES.MORGAN@MUFGSECURITIES.COM

Compliance Contact
First Name   DOUGLAS
Last Name   TUCKER
Title   CCO
Street Address 1   ROPEMAKER PLACE
Street Address 2   25 ROPEMAKER STREET
City   LONDON
Zip/Postal Code   EC2Y 9AN
Country   UNITED KINGDOM
Phone   +44(0)207 577 4227
Email   DOUGLAS.TUCKER@MUFGSECURITIES.COM

Chief Compliance Officer Contact

First Name	DOUGLAS
Last Name	TUCKER
Title	INTERNATIONAL CHIEF COMPLIANCE OFFICER
Street Address 1	ROPEMAKER PLACE
Street Address 2	25 ROPEMAKER STREET
City	LONDON
Zip/Postal Code	EC2Y 9AJ
Country	UNITED KINGDOM
Phone	+44(0)207 577 4227
Email	DOUGLAS.TUCKER@MUFGSECURITIES.COM

Firm Regulatory Disclosure Matter Page
NATIONAL FUTURES ASSOCIATION

Filed on October 01, 2024
NFA ID 0446315 MUFG SECURITIES EMEA PLC
Submitted by CARMEN MACOVEI (MACOVEIC2)

The question(s) you are disclosing the regulatory action under:

☑ **E.**

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information
Regulatory/Civil Action initiated by **NON-U.S. REGULATOR: THE UK PRUDENTIAL REGULATION AUTHORITY**

Case Information

Case Number	**N/A**
Case Status	**FINAL**
Date Resolved	**February 2017**
Sanctions imposed	
OTHER: REGULATORY FINE	

Comments

- **ON 24 APRIL 2015, THE UK PRUDENTIAL REGULATION AUTHORITY (THE "PRA") ISSUED A NOTICE**

OF APPOINTMENT OF INVESTIGATORS INTO THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. ("BTMU") AND MUFG SECURITIES EMEA PLC ("MUS(EMEA)"). THE PRA INVESTIGATION RELATES TO BTMU'S AND MUS(EMEA)'S FAILURE TO NOTIFY THE PRA ON A TIMELY BASIS OF RELEVANT INFORMATION ARISING FROM DISCUSSIONS BETWEEN THE NEW YORK DEPARTMENT OF FINANCIAL SERVICES (THE "DFS") AND BTMU THAT CULMINATED IN THE ANNOUNCEMENT OF A SETTLEMENT ON 18 NOVEMBER 2014. THE PRA'S STAGE ONE SETTLEMENT PROCESS COMMENCED ON 4 JANUARY 2017.

•   ON 1 FEBRUARY 2017, BTMU AND MUS(EMEA) ENTERED INTO SETTLEMENT AGREEMENTS WITH THE PRA AND, ON 9 FEBRUARY 2017, THE PRA PUBLISHED THE FINAL NOTICE. IN SUMMARY, THE PRA FOUND THAT:

-       BTMU BREACHED FUNDAMENTAL RULES 6 (A FIRM MUST ORGANISE AND CONTROL ITS AFFAIRS RESPONSIBLY AND EFFECTIVELY) AND 7 (A FIRM MUST DEAL WITH ITS REGULATORS IN AN OPEN AND CO-OPERATIVE WAY, AND MUST DISCLOSE TO THE PRA APPROPRIATELY ANYTHING RELATING TO THE FIRM OF WHICH THE PRA WOULD REASONABLY EXPECT NOTICE) OF THE PRA'S RULEBOOK;

-       BTMU BREACHED FUNDAMENTAL RULE 6 BY FAILING TO PUT IN PLACE APPROPRIATE PROCEDURES, POLICIES, SYSTEMS AND CONTROLS FOR THE COMMUNICATION OF RELEVANT INFORMATION RELATING TO THE NEGOTIATIONS WITH THE DFS WITHIN BTMU AND MUFG, INCLUDING WITH MUS(EMEA);

-       BTMU BREACHED FUNDAMENTAL RULE 7 BY FAILING TO BE OPEN AND COOPERATIVE WITH THE PRA IN RESPECT OF ITS NEGOTIATIONS WITH THE DFS IN 2014;

-       MUS(EMEA) BREACHED FUNDAMENTAL RULE 7 OF THE PRA'S RULEBOOK. IN PARTICULAR, MUS(EMEA) FAILED TO NOTIFY THE PRA OF THE SPECIFIC IMPLICATIONS FOR AKIRA KAMIYA, THE THEN CHAIRMAN OF MUS(EMEA), ARISING FROM THE DFS MATTER;

-       AS A CONSEQUENCE OF THE ABOVE BREACHES, THE PRA IMPOSED FINANCIAL PENALTIES OF £17.85 MILLION ON BTMU AND £8.925 MILLION ON MUS(EMEA).

PLEASE SEE LINK FOR SUPPORTING DOCUMENTATION:

HTTP://WWW.BANKOFENGLAND.CO.UK/PUBLICATIONS/PAGES/NEWS/2017/020.ASPX?
UTM_SOURCE=BANK+OF+ENGLAND+UPDATES&UTM_CAMPAIGN=EC82B2DC2E-
EMAIL_CAMPAIGN_2017_02_09&UTM_MEDIUM=EMAIL&UTM_TERM=0_556DBEFCDC-EC82B2DC2E-
111008201

Supporting Documentation

Not provided

Firm Regulatory Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on August 11, 2025
NFA ID 0446315 MUFG SECURITIES EMEA PLC
Submitted by KARTIK PAREKH (PAREKHK)

The question(s) you are disclosing the regulatory action under:

☑ **E.**

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information

Regulatory/Civil Action initiated by   **SEC**

Case Information

Case Number	**3-22504**
Case Status	**FINAL**
Date Resolved	**August 2025**
Sanctions imposed	

OTHER: CIVIL MONETARY PENALTY, CEASE & DESIST, CENSURE & REVIEW BY EXTERNAL COMPLIANCE CONSULTANT

Comments

MUSE entered into a settlement with the SEC and an Order Instituting Administrative and Cease-And-Desist Proceedings, Pursuant to Sections 15(F)(1)(2) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order (the "SEC Order") on August 6, 2025. For a summary of the circumstances surrounding the settlement please see the SEC Order provided herein. MUSE neither admits nor denies the findings therein.

Supporting Documentation

Description	**MUSE SETTLEMENT ORDER AUGUST 2025**
File Name	**MUSE Settlement Order August 2025.pdf**